Exhibit 12.1

Computation of Ratio of Debt-to-Equity

	At December 31, 2008
(Dollars in Thousands)
Repurchase agreements	$9,038,836
Mortgages payable on real estate	9,309
Total Debt	$9,048,145

Stockholders' Equity	1,257,077

Ratio of Debt-to-Equity	7.2:1
Or	7.2	x